FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Submission of matters to a vote of security holders

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 24, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper  as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper  as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 24, 2010

MITSUI & CO., LTD.

By:	/s/ Junichi Matsumoto
Name:	Junichi Matsumoto
Title:	Executive Vice President
Chief Financial Officer

Submission of matters to a vote of security holders

The following represents a translation of an Extraordinary Report regarding submission of matters to a vote of security holders, which was filed with the Director of the Kanto Local Finance Bureau of the Ministry of Finance of Japan on June 24, 2010.

1.	Reasons for Filing of the Extraordinary Report

As the resolution was approved at the 91st Ordinary General Shareholders’ Meeting dated June 23, 2010, we hereby submit this Extraordinary Report in accordance with the Article 24-5 (4) of the Financial Instruments and Exchange Act and Article 19(2)(ix-2) of the Cabinet Office Ordinance on Disclosure of Corporate Affairs.

2.	Contents

(1)	Date of the Ordinary General Shareholders’ Meeting

June 23, 2010

(2)	Matters for Resolution

Proposal 1:	Dividend of Surplus

11 Japanese yen per ordinary share

Proposal 2:	Election of Thirteen Directors

To elect the following persons as Directors: Shoei Utsuda; Masami Iijima; Ken Abe; Junichi Matsumoto; Seiichi Tanaka; Norinao Iio; Takao Omae; Masayoshi Komai; Daisuke Saiga; Nobuko Matsubara; Ikujiro Nonaka; Hiroshi Hirabayashi and Toshiro Muto

Proposal 3:	Election of One Corporate Auditor

To elect Naoto Nakamura as Corporate Auditor

(3)	The numbers of votes cast for, against each proposal, and abstention, the requirement for passing the resolution and the results of resolution.

Matters for Resolution	Votes for Proposal	Votes against Proposal	Abstentions	Requirement for Resolution	Results of Resolution (Ratio of affirmative vote)
Proposal 1.	13,594,169	17,009	9,029	(note 1)	Approved (98.23%)
Proposal 2.

Shoei Utsuda	13,394,488	177,280	48,444	(note 2)	Approved (96.79%)
Masami Iijima	13,447,971	162,967	9,274	ditto	Approved (97.18%)
Ken Abe	13,437,565	173,373	9,274	ditto	Approved (97.10%)
Junichi Matsumoto	13,437,552	173,386	9,274	ditto	Approved (97.10%)
Seiichi Tanaka	13,437,705	173,233	9,274	ditto	Approved (97.10%)
Norinao Iio	13,437,651	173,287	9,274	ditto	Approved (97.10%)
Takao Omae	13,437,536	173,402	9,274	ditto	Approved (97.10%)
Masayoshi Komai	13,403,405	207,533	9,274	ditto	Approved (96.85%)
Daisuke Saiga	13,403,189	207,749	9,274	ditto	Approved (96.85%)
Nobuko Matsubara	13,517,134	93,804	9,274	ditto	Approved (97.67%)
Ikujiro Nonaka	13,526,225	84,713	9,274	ditto	Approved (97.74%)
Hiroshi Hirabayashi	12,972,713	638,223	9,274	ditto	Approved (93.74%)
Toshiro Muto	13,523,969	86,969	9,274	ditto	Approved (97.72%)
Proposal 3.

Naoto Nakamura	13,421,761	189,218	9,274	(note 2)	Approved (96.99%)

(Note)	1.	Proposal 1 requires the majority of the votes of the shareholders present at the meeting and the votes exercised by postal or internet.

	2.	Proposal 2 and 3 require (i) the shareholders having no less than one-third of the total voting rights to be present at the meeting or exercise voting rights by postal or internet, and (ii) the majority of the shareholders present at the meeting and exercise voting rights by postal or internet voted as affirmative.

3.	For the calculation of the ratio of affirmative votes, the denominator is the votes of all the shareholders present at the meeting and votes exercised by postal or internet.

4.	The number of votes of all the shareholders present at the meeting (including those exercised by postal or internet), and the number of the total voting rights of the shareholders and the percentage of votes exercised are described in (5) below.

(4)	The reason not to count a part of votes of any shareholders present at the shareholders’ meeting

Because we were able to confirm that all of the proposals respectively met the requirement for resolution and were approved and resolved lawfully under the Companies Act by counting the number of the votes exercised by the previous day of the meeting and a part of the votes of shareholders present at the meeting, we did not count the number of votes which were not be able to be confirmed as any of For, Against or Abstentions out of the votes exercised by the shareholders present at this shareholders’ meeting on that day.

(5)	Number of Shareholders present and their votes

Number of shareholders present (including participation by postal or internet vote)	37,205 (Number of all shareholders able to exercise votes:121,444)

Number of votes of shareholders present (including those exercised by postal or internet vote)	13,838,191 (Number of votes of all shareholders:18,228,852)

Percentage of votes exercised	75.91%